UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

15% or More Changes in Sales or Profits

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

2. Details of Changes (unit: in thousands of Won)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
Operating Revenue	17,136,733,943	17,163,797,555	-27,063,612	-0.2
Operating Income	1,708,005,641	1,825,105,037	-117,099,396	-6.4
Profit from Continuing Operations Before Income Tax	2,035,364,966	2,253,828,110	-218,463,144	-9.7
Profit for the Period	1,515,884,811	1,799,320,030	-283,435,219	-15.8

3. Financial Status (unit: in thousands of Won)	Current Fiscal Year	Previous Fiscal Year
Total Assets	28,581,387,666	27,941,233,180
Total Liabilities	13,207,291,228	12,692,962,703
Total Shareholders’ equity	15,374,096,438	15,248,270,477
Capital Stock	44,639,473	44,639,473
Ratio of Total Shareholders’ Equity to Capital Stock (%)	34,440.6%	34,158.7%

4. Main Reasons for Changes in Sales or Profits/Losses	• Decreased net income resulting from a decrease in equity gains from subsidiaries

5. Other references useful for making investment decisions

•       The above preliminary results have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

•       The above preliminary results are estimates and are subject to change based upon the results of an audit conducted by the independent auditors of the Company and the approval process at the Company’s annual shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee

(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: February 2, 2016

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